UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 26, 2021, BeyondSpring Inc. (the “Company”) announced that Wanchunbulin, the Company’s 58%-owned subsidiary in China, has entered into an agreement with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (or “Hengrui”) pursuant to which Wanchunbulin has granted Hengrui exclusive rights to commercialize and co-develop plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan.

On August 26, 2021, the Company issued a press release announcing the exclusive commercialization and co-development agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this report, except the second, third and seventh paragraphs of Exhibit 99.1, which contain certain quotes by the Chairperson and Chief Executive Officer of the Company and Dr. Zhang, President of Global R&D and Member of the Board of Directors of Hengrui, is hereby incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639, File No. 333-249816 and File No. 333-234193, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairperson and Chief Executive Officer
Date: August 26, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated August 26, 2021.